Exhibit (a)(16)

Text of Email Message to Employees and Posting on the Company’s website.

Exchange Offer Transaction Example

Based on the number of inquiries we have received, attached is a walk-through example of the mechanics of the option exchange program. This information will also be posted on Apollo and My Delphi.

Q: What is the benefit of the option exchange program that was announced on November 18th? Can I benefit from the transaction at Delphi’s current stock value? How does a SAR exercise compare to a cashless option exercise?

A. The option exchange program does not provide earlier or increased value to you if you participate. If you exchange your options for stock appreciation rights, or SARs, the new SAR will have the same value to you as the option you exchanged. There is no cash provided to you at the time you elect to exchange your options.

You can benefit, or potentially receive cash, only if you exercise your option or SAR when it is “in the money” — in other words, when the value of Delphi’s stock exceeds the exercise price of the option or SAR. Currently the value of our stock is below the exercise price of all of the eligible options included in the exchange offer.

If you do elect to exchange your options for SARs, you will save transaction fees incurred with an option exercise.

For example:
Suppose you currently have 100 options with an exercise price of $17.13 :

•	If you elect to participate in the exchange offer, you will receive 100 SARs with an exercise price of $17.13

•	If the value our stock is $9.13 you probably would not exercise the SARs with an exercise price of $17.13 because there is no value to the SARs (or options, if you did not elect to exchange)

•	If the value of our stock increases to $20.13, you can then exercise either the options or the SARs to receive cash as follows:

"Cashless" Option Exercise:

	Per Option	100 Options

Delphi stock value:	$20.13	$2,013.00
Option exercise price:	$(17.13)	$(1,713.00)

Option Exercise Gain:	$3.00	$300.00
Transaction Fee*:		$(27.50)

Cash before taxes:		$272.50

* Minimum fee incurred: Fee will vary with the number of options exercised

SAR Exercise:

	Per SAR	100 SARs

Delphi stock value:	$20.13	$2,013.00
SAR exercise price:	$(17.13)	$(1,713.00)

SAR Exercise Gain:	$3.00	$300.00
Transaction Fee:		(0.00)

Cash before taxes:		$300.00